RECEIVED

2006 JUN 15 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

SUPPL

06014437

Asker, 7 June 2006

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED

JUN 16 2006

THOMSON
FINANCIAL

Dw 6/16

22.05.06 13:17 Market=OB TOM **TOMRA & SUMITOMO SIGN PARTNERSHIP AGREEMENT** agreements

---

Tomra Systems ASA (TOMRA) and Sumitomo Corporation (Sumitomo) have today signed a Partnership Agreement to jointly develop the market for reverse vending machine (RVM) solutions for automated collection and recycling of used beverage containers in Japan.

The signing of the Partnership Agreement represents the conclusion of the cooperation and discussions between the two companies since late 2004. Sumitomo and TOMRA have conducted joint market research and business development activities in Japan, including an initial pilot project in the Tokyo area called `Ecolife` in 2004-2005. As a result of these efforts, Nakano Ward as the first ward in Tokyo installed Tomra RVM solutions for collection and recycling of PET bottles in 2005. Other Tokyo wards are now considering doing the same, and several pilots are currently in operation.

Sumitomo and TOMRA will contribute significant financial resources as well as personnel to the partnership. Marketing and awareness building is priority number one in the partnership. The short-term objective is to install 100 RVMs on a commercial or pilot basis in the coming 12 months. The Tokyo area will be the main target for this initiative as a continued positive development in Tokyo is expected to have significant impact on a potential future nationwide roll-out of RVM-based solutions in Japan. The focus will be on collection and recycling of PET bottles. The reason for this is that PET bottles represent a relatively new type of beverage container packaging in Japan with strong growth in consumption and currently a very high cost of recycling in existing recycling schemes.

Sumitomo and TOMRA are very pleased with the progress made so far during their cooperation and are keen to capitalize on the substantial opportunities that the Japanese market represents for RVM based solutions. The signing of the Partnership Agreement is an important milestone in the two companies` expanding relationship and will provide a solid platform for what both companies believe is a future large-scale and attractive business. Given a successful development, Tomra and Sumitomo aim to install 2,000 RVMs over the next 3 years in Japan. The total potential for RVMs in Japan given full penetration across the country is estimated at approximately 25,000.

For further comments, please contact SVP Business Development Trond Johannessen (+47 91 59 66 88) or VP Investor Relations Håkon Volldal (+47 97 71 99 73).

Asker/Tokyo, 22 May 2006
Tomra Systems ASA

02.06.06 13:02 Market=OB **TOM ORDER FROM TESCO** agreements

TOMRA has entered into an agreement with UK`s number one retailer Tesco Plc for delivery and service of 100 Tomra Recycling Centres (TRCs) at Tesco superstores and Tesco Extra stores in the UK.

Tesco is making the investment as a part of its on-going commitment to encouraging and improving customer recycling, and for TOMRA this means the first major sale of Collection Technology to a market without deposit on beverage containers. The 100 TRCs will be installed from late 2006 and throughout 2007.

For further comments, please contact President & CEO Amund Skarholt (+47 97 55 94 25) or VP Investor Relations Håkon Volldal (+47 97 71 99 73).

Asker, 2 June 2006
Tomra Systems ASA

07.06.06 07:35 Market=OB TOM **ACQUISITION OF COMMODAS GMBH** agreements

---

Tomra Systems ASA (TOMRA), through its fully owned subsidiary TiTech Visionsort (TiTech), has on 6 June 2006 entered into an agreement to acquire 100 percent of the shares in CommoDaS GmbH (CommoDaS). Headquartered in Wedel in Germany, CommoDaS is a leading provider of advanced recognition and sorting technology for high-value material fractions such as metals, plastics, glass, minerals and gems. The company generated a positive profit on revenues of approximately NOK 75 million in 2005 and expects strong, profitable growth going forward. More than 450 CommoDaS sorting systems have been sold worldwide. CommoDaS has several partners and distributors spanning most European countries, the US, Japan and South Africa. For more information about CommoDaS, reference is made to the website www.commodas.de.

The acquisition of CommoDaS represents another important step towards realizing TOMRA`s strategy and ambition of becoming a leading global provider of advanced solutions that enable recovery and recycling of used materials. By acquiring CommoDaS, TOMRA expands and complements its portfolio of industrial processing technology. CommoDaS brings to the table both unique, patented technology and leading market positions in several fast-growing segments of the recycling equipment industry. In addition to representing an interesting growth case on its own, CommoDaS is a strong strategic fit with TiTech. Thus, CommoDaS will be operated in close coordination with TiTech. While TiTech is a world-leader in optical recognition and sorting of used household packaging, CommoDaS is a leading provider of advanced technology for recognition and sorting of metals (hereunder cars and electronic & electrical waste), plastics (hereunder flakes), glass, minerals and gems. CommoDaS` solutions are based on a variety of different technologies such as X-ray, color line-scan cameras and metal sensors. Together, TiTech and CommoDaS will have a strong market position in most relevant segments of the recycling equipment industry and an unrivalled technology base from which to grow further.

The purchase price of the transaction equals an enterprise value of approximately NOK 100 million (including NOK 10 million in net debt). A conditional payment is triggered if the EBIT margin in CommoDaS exceeds 15% in 2007. Closing of the transaction is scheduled to take place end of June 2006. TOMRA will finance the purchase price through cash reserves.

For questions or further comments, please contact President & CEO Amund Skarholt (+47 97 55 94 25) or VP Investor Relations Håkon Volldal (+47 97 71 99 73).